

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2013

<u>Via E-mail</u>
Michael G. Hanna, Jr., Ph.D.
Chief Executive Officer
Vaccinogen, Inc.
5300 Westview Drive, Suite 406
Frederick, MD 21703

> **Re: Vaccinogen, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10-12(g)**
> **Filed September 12, 2013**
> **File No. 000-54997**

Dear Dr. Hanna:

We have reviewed your amended registration statement and correspondence filed September 12, 2013 and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

OncoVAX Overview, page 6

1. We note your disclosure at page 6 that OncoVAX is the first colon cancer vaccine to "demonstrate effectiveness" in both preventing cancer recurrence after surgical resection of the primary tumor and addressing the diversity of cancer cells. Please revise this statement in light of the lack of statistically significant results in prior trials for full intent-to-treat populations. In particular, your disclosure should clarify that prior studies to evaluate preliminary evidence of efficacy for OncoVAX did not confirm clinical activity.

Phase IIIa Trial 8701 (1986-1996, NL), page 9

2. We note that your disclosure accompanying the chart on page 12 indicates that disease-free survival is the clinical endpoint for the interim analysis of Study 8701, which is an accepted basis for FDA approval. In light of the uncertainty with regard to the regulatory approval process for OncoVAX, please clarify that the results from the interim analysis alone may not be adequate for licensure by the FDA and highlight that additional trials may be necessary to evaluate the treatment effects of OncoVAX.

Planned Trials - Stage II Colon Cancer, Phase IIIb Trial, page 14

3. We note your disclosure that a Biologics License Application can be filed with the FDA if a robust p value is achieved in the interim analysis. Please advise us as to whether the FDA has indicated that achievement of a robust p value alone will indicate that the study is acceptable for review for a BLA. If the FDA has not provided such indication, please revise your disclosure to remove this statement or clarify that a robust p-value alone will not guarantee that the study is acceptable for BLA review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Don Abbott at (202) 551-3608 or Jim Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stephenson at (202) 551-3192, Bryan Pitko at (202) 551-3203, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
       Gregory R. Carney, Esq.
       Indeglia & Carney